Exhibit 99.1

Execution Version

JOINDER TO THE REGISTRATION RIGHTS, COORDINATION AND PUT OPTION AGREEMENT

This Joinder to the Registration Rights, Coordination and Put Option Agreement (this “Joinder”) is made and entered into as of February 17, 2022, by each of the undersigned, being a member of RMG Sponsor II, LLC (each, a “Holder”, and collectively the “Holders”). Reference is made to that certain Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021 (the “RRCPA”), by and among RMG Sponsor II, LLC, a Delaware limited liability company (“RMG Sponsor”); ReNew Energy Global plc, a public limited company incorporated in England and Wales with registered number 13220321, (the “Company”); ReNew Power Private Limited, a company with limited liability incorporated under the laws of India; GS Wyvern Holdings Limited, a company organized under the laws of Mauritius; Canada Pension Plan Investment Board, a Canadian crown corporation organized and validly existing under the Canada Pension Plan Investment Board Act, 1997, c.40; Platinum Hawk C 2019 RSC Limited, in its capacity as trustee of Platinum Cactus A 2019 Trust, a trust established under the laws of Abu Dhabi Global Market by deed of settlement dated 28 March 2019 between the Abu Dhabi Investment Authority and Platinum Hawk C 2019 RSC Limited; GEF SACEF India, a private company limited by shares incorporated under the laws of Mauritius; JERA Power RN B.V., a company organized under the laws of the Netherlands; Mr. Sumant Sinha; Cognisa Investment, a partnership firm established under the laws of India; and Wisemore Advisory Private Limited, a company incorporated under the provisions of the Companies Act of India, 2013. Pursuant to the RRCPA, RMG Sponsor agreed to be legally bound by certain lock-up provisions on the Transfer of its Lock-Up Securities, consisting of Class A ordinary shares of the Company, nominal value US$0.0001 per share. The Holder is sometimes referred to herein as a “Party”. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the RRCPA.

WHEREAS, pursuant to Section 7.02(a) of the RRCPA, RMG Sponsor is permitted to transfer its Lock-Up Securities to its members upon its liquidation, provided, however, that any such transfer is conditioned upon entry by such transferee(s) into a written agreement agreeing to be bound by the restrictions set forth in the RRCPA.

WHEREAS, RMG Sponsor was dissolved and its assets were liquidated (the “RMG Sponsor Liquidation”) on February 17, 2022. Upon the occurrence of the RMG Sponsor Liquidation, RMG Sponsor distributed to the Holders certain Lock-Up Securities held by RMG Sponsor, pursuant to Section 4.2 of the amended and restated limited liability company operating agreement of RMG Sponsor, as amended, dated as of December 9, 2020 (the “LLC Agreement”), as set out in Exhibit A hereto.

WHEREAS, each Holder desires to become a party to the RRCPA (on the terms set forth herein) by executing a copy of this Joinder.

NOW, THEREFORE, in consideration of the premises set forth above, and intending to be legally bound hereby, each Holder hereby agrees as follows:

1.

Joinder. Each Holder hereby agrees to abide by the terms and conditions of the RRCPA to the extent that they apply to RMG Sponsor as though the Holder was a party thereto and agrees to perform all of the duties and obligations of RMG Sponsor thereunder, in each case to the extent the same applies to the Lock-Up Securities received by the Holder pursuant to the distribution from RMG Sponsor.

2.

Full Force and Effect. Notwithstanding the terms of this Joinder, all of the terms, covenants, agreements, conditions and other provisions of the RRCPA shall remain in full force and effect in accordance with their respective terms.

3.

Representations and Warranties. Each Holder hereby represents and warrants that it has full power and authority to enter into this Joinder and that this Joinder and the RRCPA constitutes the legal, valid and binding obligation of each such Holder, enforceable in accordance with its terms and the terms of the RRCPA.

4.

RMG Sponsor Liquidation. At the applicable time of the RMG Sponsor Liquidation each Holder hereby represents and warrants that it had good and valid, legal and beneficial title to its interests in RMG Sponsor and as of the date of this Joinder, each Holder has good and valid, legal and beneficial title to the Lock-up Securities as specified against each Holder’s name in Exhibit A.

5.	The Company hereby accepts each Holder as a party to the RRCPA as if each Holder were RMG Sponsor under the RRCPA, and agrees that it will treat each Holder as if it were RMG Sponsor under the RRCPA.

6.	Notices. All notices, demands or other communications to each Holder shall be directed to the address set forth next to each Holder’s name on the signature page hereto

7.

Governing Law. This Joinder shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the applicable of laws of another jurisdiction.

[Remainder of Page Intentionally Left Blank]

2

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Christina Alfandary

By:	/s/ Christina Alfandary

Address:	6933 Golden Bear Loop West
Park City UT 84098

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Jeffrey Bornstein

By:	/s/ Jeffrey Bornstein

Address:	121 High Ridge Ave
Ridgefield, Ct 06877

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Bourne Children’s Investment Trust

By:	/s/ Mary E. W. Bourne

Address:	2100 Sherwood Ave.
Charlotte, NC 28207

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Mary E. W. Bourne

By:	/s/ Mary E. W. Bourne

Address:	2100 Sherwood Ave.
Charlotte, NC 28207

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Raymond F. Bourne

By:	/s/ Raymond F. Bourne

Address:	2100 Sherwood Ave.
Charlotte, NC 28207

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Craig W. Broderick

By:	/s/ Craig W. Broderick

Address:	5 Perkins Rd
Greenwich CT
06830

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Steven Buffone

By:	/s/ Steven Buffone

Address:	550 S. Ocean Blvd., Apt. 407
Boca Raton, FL 33432

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Jane Chwick

By:	/s/ Jane Chwick

Address:	64 Westerleigh Rd, Purchase, NY 10577

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Randel A. Falco

By:	/s/ Randel A. Falco

Address:	230 Guard Hill Rd
Bedford Corners, NY. 10549.

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Forst GST LLC

By:	/s/ Edward C. Forst
Edward C. Forst

Address:	3455 N. Savannah Place
Vero Beach, Florida 32963

Email:	ed@forstfamily.com

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Edward C. Forst

By:	/s/ Edward C. Forst

Address:	3455 N. Savannah Place
Vero Beach, Florida 32963

Email:	ed@forstfamily.com

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Steven J. Gilbert

By:	/s/ Steven J. Gilbert

Address:	1209 Lake House D
No. Palm Beach
FL 33408

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	W. Grant Gregory

By:	/s/ W. Grant Gregory

Address:	c/o W. Grant Gregory
120 Long Ridge Road
Stamford, CT 06902

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	The Gregory 1997 Children’s Trust FBO Kristin J. Gregory

By:	/s/ W. Grant Gregory
W. Grant Gregory

Address:	c/o W. Grant Gregory
120 Long Ridge Road
Stamford, CT 06902

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	The Gregory 1997 Children’s Trust FBO Morgan L. Gregory

By:	/s/ W. Grant Gregory
W. Grant Gregory

Address:	c/o W. Grant Gregory
120 Long Ridge Road
Stamford, CT 06902

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	HG Ventures LLC

By:	/s/ Jonathan R. Schalliol
Jonathan R. Schalliol

Address:	6320 Intech Way
Indianapolis, IN 46278

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Philip Kassin

By:	/s/ Philip Kassin

Address:	5775 Collins Avenue Suite 403
Miami Beach, FL 33140

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Robert S. Mancini

By:	/s/ Robert S. Mancini

Address:	59 Madison Ave Madison, CT 06443

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	W. Thaddeus Miller

By:	/s/ W. Thaddeus Miller

Address:	777 Preston St Apt 41M
Houston, TX 77002

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Catherine D. Rice 2002 Trust

By:	/s/ Catherine Rice
Catherine Rice

Address:	katy@katyrice.com

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Riverside Management Group LLC

By:	/s/ Jim Carpenter
Jim Carpenter

Address:	Riverside Management Group
55 Post Road West
Westport, CT 06880

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Sean and Mark LLC

By:	/s/ Craig Broderick

Address:	5 Perkins Rd
Greenwich CT
06830

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Wesley Sima

By:	/s/ Wesley Sima

Address:	1 South 1st Street, 22E
Brooklyn, NY 11249
wsima@rmginvestments.com

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Andrew Smith

By:	/s/ Andrew Smith

Address:	89 Old Farm Road
Centerville, MA 02632

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	J. Eric Smith

By:	/s/ J. Eric Smith

Address:	180 E Pearson
#3504
Chicago, IL 60611

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Trae Stephens

By:	/s/ Trae Stephens

Address:	2980 California Street
San Francisco, CA 94115

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, Holder has accepted this Joinder as of the date hereto.

Holder:

Name of Holder:	Eddy Zervigon

By:	/s/ Eddy Zervigon

Address:	100 Bliss Road, Mendham, NJ 07945

[Signature Page to Joinder Agreement]

IN WITNESS WHEREOF, the Company has accepted this Joinder as of the date hereto.

RENEW ENERGY GLOBAL PLC

/s/ Samir Rai
By:	Samir Rai
Company Secretary

[Signature Page to Joinder Agreement]

Exhibit A

Name of shareholder	Company Class A Ordinary Shares Owned
Christina Alfandary	30,000
Jeff Bornstein	40,000
Bourne Childrens Investment Trust	11,429
Mary E. Bourne	22,857
Raymond F. Bourne	45,714
Craig Broderick	110,000
Steven Buffone	130,000
Jane Chwick	55,000
Randel A. Falco	55,000
Forst GST, LLC	99,750
Ed Forst	110,250
Steven J. Gilbert	30,000
W. Grant Gregory	250,000
The Gregory 1997 Children’s Trust FBO Kristin J. Gregory	125,000
The Gregory 1997 Children’s Trust FBO Morgan L. Gregory	125,000
HG Ventures LLC	200,000
Philip Kassin	2,108,988
Robert S. Mancini	2,108,987
Thad Miller	272,800
Catherine D. Rice 2002 Trust	160,000
Riverside Management Group LLC	2,108,987
Sean and Mark LLC	110,000
Wesley Sima	135,000
Andrew Smith	65,238
John Eric Smith	40,000
Trae Stephens	55,000
Eddy Zervigon	20,000